

May 12, 2015

<u>Via Email</u>
Howard M. Averill
Chief Financial Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

      Re: Time Warner Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 001-15062

Dear Mr. Averill:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Note 8. Film Tax-Advantage Arrangements, page 99</u>

1.   Please explain to us your basis in GAAP for reducing film and television production costs by the amounts received from outside investors in the sale-leaseback arrangements. Tell us why it is not appropriate for you to recognize a financing obligation in connection with these sale-leaseback financing arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant